06008906

UNITEDSTAT'ES
SECURMUSANDEXCHANGECOAV~HSSION
Washington, D.C. 20549

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...ANGE COMMISSION
RECEIVED
AUG 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

Annual Audited Report
Form X-17A-5
PART III

SEC FILE
8- 65414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: SVB ALLIANT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 LYTTON AVENUE
(No. and Street)

PALO ALTO CA 94301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CECILIA SHEA (650) 330-3021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if *individual, state last, first, middle name)*

55 SECOND STREET, SUITE 1400 SAN FRANCISCO CA 94105
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Cecilia Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB Alliant, as of December 31 ~20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cecilia Shea
Signature

Alliant-Director of Finance and Admin
Title

Lisa Marie McMahon
Notary Public

LISA MARIE MCMAHON
COMM. #1497950
Notary Public - California
Santa Clara County
My Comm. Expires Jul. 1, 2008
NR01

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Alliant:

We have audited the accompanying statement of financial condition of SVB Alliant as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVB Alliant as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the financial statements, the company has restated its financial statements as of December 31, 2004.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 29, 2006

SVB ALLIANT
(A Wholly Owned Subsidiary of SVB Financial Group)

Statement of Financial Condition

Year ended December 31, 2005

Assets

Cash and cash equivalents	$	16,174,009
Accounts receivable (net of allowance for doubtful accounts of $46,832)		811,251
Premises and equipment, net of accumulated depreciation and amortization		762,660
Goodwill		35,637,616
Intercompany receivable from related parties		9,877,584
Deferred tax assets, net		15,331,565
Other assets		361,743
Total assets	$	78,956,428

Liabilities and Shareholder's Equity

Liabilities:		
Deferred revenue	$	2,387,975
Accrued incentive compensation and other liabilities		8,521,598
Total liabilities		10,909,573
Shareholder's equity:		
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		111,759,456
Accumulated deficit		(43,712,601)
Total shareholder's equity		68,046,855
Total liabilities and shareholder's equity	$	78,956,428

See accompanying notes to financial statements.

SVB ALLIANT
(A Wholly Owned Subsidiary of SVB Financial Group)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

	Common stock		Accumulated	
	Shares	Amount	deficit	Total
Balances as previously reported, December 31, 2004	100	$ 111,032,784	$ (42,404,643)	$ 68,628,141
Restatement adjustment – (Note 2)		—	(1,181,346)	(1,181,346)
Balances as restated, December 31, 2004	100	111,032,784	(43,585,989)	67,446,795
Capital contributions related to stock & other non cash compensation, net of income tax benefit		726,672	—	726,672
Net loss		—	(126,612)	(126,612)
Balances as of December 31, 2005	100	$ 111,759,456	$ (43,712,601)	$ 68,046,855

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Alliant (the Company) is a wholly owned subsidiary of SVB Financial Group (the Parent). The Company provides financial advisory services to corporate clients related primarily to mergers and acquisitions and private placements of capital.

The Company is registered as a U.S. broker-dealer under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia. SVB Alliant's clients are based principally in California. Silicon Valley Bank (the Bank) is an affiliate of SVB Alliant and is also wholly owned by the Parent.

(a) *Basis of Accounting*

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) *Revenue Recognition*

The Company's corporate finance fees primarily include success fees and non-refundable retainer fees associated with advisory services provided on mergers and acquisitions, joint venture and strategic partnerships, private financings, and sales and divestitures.

Success fees earned for the services noted above are recognized, when the Company has fully completed its contractual and regulatory obligations related to its client service engagements which is at the time a deal is successfully completed.

The Company recognizes initial non-refundable retainer fees over the term of the contract if a term is specified, otherwise, the fee is recognized at the same time as the related success fee, or when either the Company or its client terminates the contract.

The Company recognizes interest income on its interest bearing investment as it is earned.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances due from banks and money market funds. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to original or purchase maturity dates of 90 days or less. As of December 31, 2005, such cash equivalents amounted to $14,027,957.

(d) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts monthly. Each receivable is reviewed for collectibility individually. Account balances are charged

(Continued)

off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) *Premises and Equipment*

Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	10 years
Furniture and fixtures	3 years
Computer hardware	3 years
Computer software	3 years

For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expense. The Company had no capitalized lease obligations at December 31, 2005.

Premises and equipment in the Statement of Financial Condition consist of the following as of December 31, 2005:

Leasehold improvements	$	706,117
Furniture and fixtures		707,212
Computer hardware		352,210
Computer software		11,329
		1,776,868
Accumulated depreciation and amortization		(1,014,208)
Premises and equipment, net of accumulated depreciation and amortization	$	762,660

(f) *Fair Value of Financial Instruments*

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(g) *Goodwill*

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill *and Other Intangible Assets*.

A decline in earnings as a result of a decline in mergers and acquisitions transaction volume or a decline in the valuations of mergers and acquisitions clients could lead to impairment, which would be recorded as a reduction to the Company's net income.

(Continued)

(h) ***Income Taxes***

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of SVB Financial Group and subsidiaries. Income taxes included in the accompanying financial statements have been allocated to the Company based on amounts computed as if the Company were to file a separate return. To the extent losses are incurred by the Company, the Company is reimbursed for utilization of its losses in reducing the federal and state tax liabilities of the parent and/or other affiliates. Amounts for the current year are based upon estimates and assumptions as of December 31, 2005 and could vary from amounts shown on the tax returns when filed.

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized through the provision for income tax in the period that includes the enactment date. A valuation allowance is established when management considers that it is more likely than not that deferred tax assets are not realizable.

(i) ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allowance for doubtful accounts, goodwill and net deferred taxes represent significant estimates. Actual results could differ from these estimates.

(j) ***Share-Based Compensation***

The Parent's 1997 Equity Incentive Plan (See note 6. Employee Benefit Plans) provides for the granting of shares of the Parent's common stock to employees including those of the Company. Shares granted to employees under this plan may be subject to certain vesting requirements and resale restrictions (restricted stock). For restricted stock, unearned compensation equivalent to the market value of the Parent's common stock on the date of grant is charged to stockholders' equity of the Parent and amortized into the Company's statement of operations as compensation expense over the vesting term with the offset attributed to additional contributed capital by the Parent in shareholder's equity of the Company.

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related interpretations, to account for its employee stock options rather than the fair value accounting alternative allowed by SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. APB No. 25 provides that compensation expense

(Continued)

relative to the Company's employee stock options be measured based on the intrinsic value of the stock option. SFAS No. 123 as amended by SFAS No. 148 requires those companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair-value method of SFAS No. 123.

Compensation expense related to the Employee Stock Purchase Plan (ESPP), used in determining the pro forma net income, is calculated in accordance with the provisions of FASB Technical Bulletin No 97-1, "*Accounting under Statement 123 for certain Employee Stock Purchase Plans with a Look-back Option.*"

If compensation cost related to both the Parent's stock option awards to Company employees and cost related to the employee stock purchase plan had been determined using the fair-value method prescribed by SFAS No. 123, the Company's net income would have been the pro-forma amounts shown below for the year ended December 31, 2005:

Net loss as reported	$	(126,612)
Add: Stock-based compensation expense, net of tax		483,270
Less: Total stock-based employee compensation expense determined under fair-value based method, net of tax		(1,027,641)
Pro forma net loss	$	(670,983)

(k) *Recent Accounting Pronouncements*

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment SFAS No. 123(R),* which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires the Company to measure the cost of employee services received in exchange for a share based payment using a fair-value method, and record such expense in its financial statements, for interim or annual reporting periods beginning after June 15, 2005. Incremental compensation costs arising from subsequent modifications of share based payments after the grant date must be recognized. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.

We plan to use the modified prospective transition method and Black-Scholes-Merton model to adopt this new standard and expect the adoption will have a material impact on the statement of operations. We anticipate that upon adoption of SFAS 123(R), we will recognize share-based compensation cost on a straight-line basis over the requisite service period of awards. For the historical impact of share-based compensation expense, see "Share Based Compensation" above. The Company is currently analyzing the impact of adoption of SFAS No. 123(R) on its financial statements. Uncertainties, including our future share-based compensation strategy, stock price volatility of the Parent Company's stock, estimated forfeitures and employee stock option exercise behavior may cause the actual results to be different from historical expense.

(2) Restatement

The Company restated its December 31, 2004 accumulated deficit to correct its' accounting for initial non-refundable corporate finance fees and certain other accounting errors. Initial non-refundable corporate finance fees were not reported in accordance with the provisions of Staff Accounting Bulletin 104, Revenue Recognition (SAB No. 104). This misapplication of GAAP resulted in a change to the Company's corporate finance fees and net income for the years ended December 31, 2004, 2003, and 2002 which has been corrected by recording a increase of $931,500 to December 31, 2004 accumulated deficit with a corresponding adjustment to increase deferred revenue of $2,441,975, increase deferred taxes assets of $1,003,374 and a decrease of additional paid in capital of $507,101.

In addition, the Company corrected accounting errors in the amount of $356,076, net of tax related to the calculation of straight-line rent expense for an operating lease and the allocation of compensation costs. These errors have been corrected by recording an increase to December 31 2004 accumulated deficit of $356,076, net of tax and a corresponding entry to decrease accrued incentive compensation and other liabilities.

For the purposes of these financial statements, the impact of these prior period corrections has been recorded as a $1,181,346 increase in December 31, 2004 accumulated deficit, a $1,115,889 increase in deferred tax assets, a $2,441,975 increase in deferred revenues and a $548,822 decrease in accrued incentive compensation and other liabilities, a $15,003 decrease in accounts receivable, and a $389,079 decrease in intercompany receivables.

(3) Income Taxes

Total income tax (benefit) expense attributable to loss before income taxes for the year ended December 31, 2005 consists of:

Current:		
Federal	$	(2,102,695)
State		(596,379)
		(2,699,074)
Deferred:		
Federal		2,135,314
State		604,967
		2,740,281
	$	41,207

(Continued)

Income tax expense attributable to loss before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to loss before income taxes, for the year ended December 31, 2005 as follows:

Computed expected federal income tax benefit	$	(29,892)
Increase resulting from:		
State tax, net of federal income tax benefit		5,582
Meals and entertainment		25,617
Employee home ownership expense		38,276
Other		1,624
Total income tax expense	$	41,207

Deferred tax assets (liabilities) consist of the following as of December 31, 2005:

Deferred tax assets:		
Premises and equipment		153,330
Goodwill	$	13,777,077
Accrued compensation		99,764
Other accruals not currently deductible		1,539,811
Allowance for doubtful accounts		19,082
Other		783
Deferred tax assets		15,589,847
Deferred tax liabilities:		
Derivative equity warrants		(49,503)
State income taxes		(208,779)
Deferred tax liabilities		(258,282)
Net deferred tax assets	$	15,331,565

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2005.

(4) Related Party Transactions

Retention compensation expense net of tax for the year ended December 31, 2005 of $128,947 was allocated to the Company and paid by the Parent through a capital contribution.

(Continued)

The Company is party to an expense sharing agreement with affiliate companies in the Parent's consolidated group. The agreement allows affiliates to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis. Indirect expenses include allocation of employee salaries plus an overhead burden.

The Company reimbursed the Bank $3,537,352 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2005. These expenses were included in the statement of operations. Of this amount $1,309,219 related to indirect costs. These indirect costs included fixed costs of $662,400 for Information Technology services procured from the Bank and were included in the Occupancy, premises and equipment line item on the statement of operations, as well as $646,819 based on a percentage of Bank employee time dedicated to Company activities which was included in the compensation and benefits line item on the statement of operations. As of December 31, 2005, there was no amount due to the Bank related to these expenses.

Additionally, the Company had an intercompany receivable from the Bank of $9,594,374 related to taxes receivable (See note 1(h)) and $190,828 related to overpayment of certain expenses, as well as intercompany receivable from other affiliates in the amount of $92,382 as of December 31, 2005.

The Company maintains non-interest bearing cash accounts with the Bank. The aggregate balance in these accounts was $2,146,052 as of December 31, 2005.

(5) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Parent and the Bank:

- Incentive Compensation – Mergers and Acquisitions
- Incentive Compensation – Private Capital
- Incentive Compensation – Other
- Equity Incentive Plan – (1997)
- SVB Financial Group 401(k) and Employee Stock Ownership Plan (ESOP)
- Employee Stock Purchase Plan (ESPP)
- Employee Home Ownership Plan (EHOP)

(a) Incentive Compensation – Mergers and Acquisitions

The Company pays incentive compensation to the Mergers and Acquisitions team on an annual basis, with a partial payment made to managing directors semiannually. The Company's revenue generating teams serve the following niches: Software, Electronic Systems Group, Life Science, Semi-conductors and Premium wine. For all the teams excluding software, this incentive compensation is determined by deducting salaries and benefits of the mergers and acquisitions professionals from a percentage of the revenue. Each team received a different percentage of

adjusted revenues and these percentages ranged from 50% to 55%. The managing director of the Software team received a guaranteed bonus and the other team members received a discretionary bonus determined by position and performance. The total incentive compensation expense for 2005 for the Mergers and Acquisitions group was $5,411,593.

(b) ***Incentive Compensation – Private Capital***

The Company pays incentive compensation to the Private Capital team on a semi-annual basis, based on 50% of Private Capital revenues, less the salary and benefit expense of new hires in the year of calculation. The incentive compensation expense for 2005 for the Private Capital team was $2,121,213.

(c) ***Incentive Compensation – Other***

The Incentive Compensation Plan (ICP) is an annual bonus program for the other eligible staff not included in the incentive plans noted above. ICP is funded based on the Parent Company's performance to pre-determined financial goals and initiatives. Awards are distributed based on management's assessment of individual employee performance. ICP expense was $56,639 for the year ended December 31, 2005.

(d) ***Equity Incentive Plan***

The Parent's 1997 Equity Incentive Plan (the 1997 Plan) has been approved by the stockholders of the Parent. The 1997 Plan provides for the grant of incentive and non-qualified stock options to employees as well as stock appreciation rights, restricted stock purchase awards, stock bonuses, and restricted stock units (collectively Stock Awards) to employees.

The 1997 Plan provides a means by which selected employees of the Company may be given an opportunity to purchase common stock of the Parent or receive cash based on stock appreciation. The Company, by means of the 1997 Plan, seeks to retain the services of persons who are now employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

The table below provides stock option information pertaining to the Company as issued under the Parent's 1997 Plan:

	2005	
	Shares	Weighted average exercise price
Outstanding at January 1	111,750	$ 33.39
Granted	68,875	46.23
Exercised	(5,500)	30.26
Forfeited	(30,125)	35.88
Transfered (1)	8,420	33.39
Outstanding at December 31	153,420	38.78
Exercisable at December 31	45,148	28.34

(1) Pertains to an employee who was transferred from an affiliate within the Parent's group.

The following table summarizes information about stock options outstanding to employees of the Company as of December 31, 2005:

	Options outstanding			Options exercisable	
Ranges of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 12.28-23.69	15,500	4.22	$ 19.80	15,250	$ 19.84
25.17-33.69	15,625	5.28	26.61	14,125	26.64
35.26	920	2.84	35.26	460	35.26
35.54	23,250	5.31	35.54	7,500	35.54
36.30-41.66	11,250	5.61	38.24	2,813	38.24
42.05	20,000	5.91	42.05	5,000	42.05
43.49	375	6.25	43.49	—	—
43.62	25,000	6.26	43.62	—	—
43.86-47.76	8,000	6.29	45.32	—	—
48.59	33,500	6.46	48.59	—	—
	153,420			45,148	

At December 31, 2005, options for 1,784,765 shares of Parent equity were available for future grant under the 1997 Plan to all eligible Parent Company employees (the "reserve").

To the extent that a stock award is made from this reserve, in the form of stock options the 1,784,765 share reserve will be reduced by an amount equal to the number of shares subject to that award. Further, if shares acquired from the 1,784,765 share reserve pursuant to stock options are forfeited,

(Continued)

two times the number of shares so forfeited will return to the 1,784,765 share reserve and will again become available for issuance.

To the extent that a stock award is made from this reserve, in the form of a stock bonus award, restricted stock purchase agreement or restricted stock unit, the 1,784,765 share reserve will be reduced by an amount equal to two times the number of shares subject to that award. Further, if shares acquired from the 1,784,765 share reserve pursuant to a stock bonus award, restricted stock purchase agreement or restricted stock unit are forfeited, two times the shares so forfeited will return to the 1,784,765 share reserve and will again become available for issuance.

In 2005, 3,551 common shares of restricted stock were issued to certain Company employees at a weighted average fair value of $48.42 per share. The Company recognized $826,244 in employee stock-based compensation costs resulting from the amortization of unearned compensation related to restricted stock, and other miscellaneous employee stock awards during 2005 made by the Parent to Company employees.

The weighted average fair value of options granted during 2005 to employees of the Company was $17.02 per share.

The fair value of the stock option grants in 2005 used in determining the pro forma net income amount was estimated using the Black-Scholes single option-pricing model with the following assumptions:

	Year ended December 31, 2005
Dividend yield	0%
Expected term of options in years of the Company	4.5
Weighted average expected volatility of the underlying common stock of the Parent	37.1%
Weighted average expected risk-free interest rate of the Parent	4.05%

The expected term was based on the implied term of the stock options using a lattice option-pricing model with early exercise factors based on historic employee exercise behavior. The expected volatility for the year ended December 31, 2005 was calculated using a blended rate consisting of equal measures of the Parent's historic stock volatility and the expected volatility over a five-year term. The expected risk-free interest rates was based on the yields of Treasury Securities, as reported by the Federal Reserve Bank of New York, with maturities equal to the expected term of the employee stock options.

(e) *401(k) and Employee Stock Ownership Plan*

The SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan (ESOP) in which all employees of the Parent and its affiliates are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the

Plan. The Company matches up to 5% of an employee's deferral salary in any plan year, with the Company's matching contribution vesting immediately. The Company's expense related to the 401(k) and ESOP Plan for the year ended December 31, 2005 was $540,729.

Discretionary ESOP contributions, based on the consolidated pre-tax income, are made by the Parent to all eligible individuals employed by the Parent on the last day of the fiscal year. The Parent may elect to contribute cash, or Parent common stock, in an amount not exceeding 10% of the eligible employee's base salary earned in the fiscal year, less 401(k) and certain other employee pre-tax payment deferrals. The ESOP contributions vest in equal annual installments over five years. The ESOP expense for the year ended December 31, 2005 was $337,405.

(f) ***Employee Stock Purchase Plan (ESPP)***

The Parent maintains an employee stock purchase plan under which participating employees may annually contribute up to 10% of their gross compensation to purchase shares of the Parent's common stock. The purchase price is at 85% of the Parent's fair market value at either the beginning or end of each six-month offering period, whichever price is less. All employees of the Company are eligible to participate in the Parent's ESPP. The ESPP is noncompensatory to the employees and results in no expense to the Company, as all requirements under APB No. 25 were met for non-compensatory status. For the first six-month offering period of 2005, 5,269 shares of the Parent's common stock were issued at $38.08 per share, while 3,896 shares of the Parent's common stock were issued at $39.81 per share for the second six-months offering period of 2005. At December 31, 2005, a total of 986,613 shares of the Parent's common stock were reserved for future issuance under the ESPP for all eligible Parent company employees.

(g) ***Employee Home Ownership Plan (EHOP)***

In 2002, the Parent approved a benefit plan, the EHOP, which provides for the issuance of mortgage loans to eligible employees, including certain employees at the Company, at favorable interest rates. Eligible employees may apply for a fixed rate mortgage on their primary residence, which is amortized over 30 years and is due and payable in 5 or 7 years. Applicants must qualify for a loan through the normal mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the note is established at the then market rate of 5-year (5/1) or 7-year (7/1) mortgage loans as determined by Silicon Valley Bank, a wholly owned subsidiary of SVB Financial Group. However, provided that the applicant continues to meet all of the eligibility requirements, including employment at the Company, the actual rate charged to the borrower shall be approximately 2.0% below the market rate with the difference absorbed by the Company. The loan rate shall not be less than 25 basis points over the greater of either the five-year Treasury note rate or the monthly Applicable Federal Rate for medium term loans as published by the Internal Revenue Service. The Loan Rate will be fixed at the time of approval and locked for 30 days. At December 31, 2005, total EHOP loans of approximately $1,763,934 were outstanding from the Parent to employees of the Company. The Company's EHOP expense for the year ended December 31, 2005 was $109,360.

(Continued)

(6) Commitments and Contingencies

(a) *Operating Leases*

The Company is obligated under non-cancelable operating leases for premises and equipment that will expire at various dates through 2011. Aggregate lease payments as of December 31, 2005 are as follows:

Year ending December 31:		
2006	$	893,124
2007		919,920
2008		947,514
2009		975,936
2010		1,005,216
Thereafter		510,036
	$	5,251,746

Rent expense for premises leased under operating leases totaled $913,287 for the year ended December 31, 2005.

(b) *Legal Matters*

The Company's management is not aware of any pending or threatened litigation as of December 31, 2005.

(c) *Regulatory Requirements*

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2005, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $4,719,092, which was $4,150,701 in excess of its required net capital of $568,391. The Company's ratio of aggregate indebtedness to net capital was 1.81 to 1 as of December 31, 2005.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Parent in 2005.

SVB ALLIANT
(A Wholly Owned Subsidiary of SVB Financial Group

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total shareholder's equity	$	68,046,855
Less nonallowable assets:		
Deposits with Affiliates		264,787
Premises and equipment		762,660
Other assets		62,019,757
Net capital before haircuts on securities position and adjustment for deferred taxes		4,999,651
Less haircuts on securities		(280,559)
Net capital		4,719,092
Aggregate indebtedness		8,521,599
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.67% of aggregate indebtedness		568,391
Net capital in excess of requirements	$	4,150,701
Ratio of aggregate indebtedness to net capital		181%

Reconciliation To SVB Alliant's FOCUS Report Filed January 26, 2006:

	As reported in SVB Alliant Part II Form X-17A-5	Difference		As reported herein
Total shareholder's equity	68,122,876	(76,021)	(1)	68,046,855
Nonallowable assets – other assets	62,880,684	(860,927)	(2)	62,019,757
Less haircut	(280,559)	—		(280,559)
Net capital	3,903,742	815,350		4,719,092
Aggregate indebtedness	11,694,477	(3,172,878)	(3)	8,521,599
Net capital required	779,631	(211,240)	(4)	568,391
Net capital in excess of requirements	3,124,110	1,026,591	(5)	4,150,701
Ratio of aggregate indebtedness to net capital	300%			181%

Notes:

(1) The additional change to shareholders equity is due to adjustments made during the course of the audit as discussed below

(2) The primary reason for the decrease in nonallowable assets relates to the change in the deferred tax assets associated with the various adjustments booked during the course of the audit as discussed below.

(3) A decrease of $2,441,975 in the aggregate indebtedness was the result of the Company restating its beginning deferred revenues to correct its accounting for initial non-refundable corporate finance fees.
During the course of the audit, the Company made adjustments to its financial statements for audit differences relating to various accruals. These adjustments resulted in an decrease to the aggregate indebtedness of $730,903.
The total impact to the aggregate indebtedness calculated was a decrease of $3,172,878.

(4) A decrease of $179,564 in the net capital required was the result of the Company reducing its aggregate indebtedness as a result of the above.
The adjustments relating to audit differences due to various accruals resulted in lower net capital required of $31,676.
The total impact to the net capital calculated was a decrease of $211,240.

(5) Differences resulting from the changes explained in (1), (2) and (3)

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
SVB Alliant:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Alliant (the Company) (a wholly owned subsidiary of SVB Financial Group) as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005 and this report does not affect our report thereon dated March 29, 2006.

> The Company did not have adequately designed internal controls in its financial reporting process related to the selection and application of U.S. generally accepted accounting principles (GAAP). Specifically, accounting policies, procedures and practices principally related to revenue recognition were not consistently developed, maintained or updated in a manner ensuring that financial statements were prepared in accordance with U.S. GAAP. The Company's revenue recognition policies for non-refundable upfront fees received in certain advisory service arrangements was to record revenue as services were billed in accordance with the terms of the agreements. Generally accepted accounting principles require that such fees be deferred and recorded over the term of the arrangement or as contractual obligations are completed. As a result of this deficiency in the Company's internal control, revenue related to non-refundable upfront fees received in certain advisory services arrangements was overstated. Adjustments were recorded in the financial statements as of and for the years ending December 31, 2005 and to the accumulated deficit balance at December 31, 2004 to correct for these errors.
>
> Also, the Company did not maintain sufficient levels of appropriately qualified and trained personnel in its financial reporting processes. As a result, the Company did not establish internal control over financial reporting policies and procedures related to the timely preparation of comprehensive documentation supporting management's analysis of the appropriate accounting treatment for certain transactions and the review of such documentation by qualified internal staff, to determine its completeness and the propriety of its conclusions due to the material weaknesses noted above. These deficiencies resulted in errors in the preparation of the financial statements and result in a more than remote likelihood that a material misstatement of the annual financial statements would not be prevented or detected on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate as of December 31, 2005 to meet the SEC's objectives.

KPMG

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 29, 2006